Exhibit 3.1

Amendment to Bylaws of
Maxim Integrated Products, Inc.

The Bylaws of Maxim Integrated Products, Inc. are hereby amended as follows:

1. Article VII, Section 32 is amended and restated in its entirety to read as follows:

Section 32. Form and Execution of Certificates. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a previously issued certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates in the Corporation shall be entitled to have such certificates signed by, or in the name of the Corporation by, the Chairman of the Board (if there be such an officer appointed), or by the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, (i) in the case of stock that is certificated, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights, and (ii) in the case of stock that is uncertificated, such powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be implemented in accordance with applicable law, regulations and rules.

2. Article VII, Section 33 is amended and restated in its entirety to read as follows:

Section 33. Lost Certificates. No certificate for shares of stock of the Corporation shall be issued in place of any previously issued certificate alleged to have been lost, stolen or destroyed, except upon timely production of such evidence of the loss, theft or destruction and upon the timely making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed such indemnification of the Corporation and its agent to such extent and in such manner as the Board of Directors may from time to time prescribe.

The Corporation may require, as a condition precedent to the issuance of uncertificated shares or a new certificate(s) in place of lost certificates, the owner of such uncertificated shares or the lost, stolen, or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the uncertificated shares or the certificate alleged to have been lost, stolen, or destroyed.

3. Article VII, Section 34 is amended and restated in its entirety to read as follows:

   Section 34. Transfers. Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed. Within a reasonable time after the issuance or transfer of uncertificated shares by the Corporation, the Corporation will send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates of certificated shares pursuant to Section 151, 202(a) or 218 (a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of the General Corporation Law of the State of Delaware, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

.

4. Except as aforesaid, the Bylaws shall remain unchanged and be in full force and effect.

Adopted by the Board of Directors of
Maxim Integrated Products, Inc. on
November 15, 2007